Nitches, Inc.

1333 N Buffalo Dr., Suite 210

Las Vegas, NV 89128

August 30, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Nitches, Inc.
Request to Withdraw Post-Qualification Amendment on Form 1-A POS
File No. 024-11601

Ladies and Gentlemen:

Nitches, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Form 1-A POS Regulation A Officer Circular Under the Securities Act of 1933 (File No. 024-11601) (the “Offering Circular”), pursuant to Rule 259 under the Securities Act of 1933, as amended (the “Securities Act”). This Offering Circular was originally filed with the Commission on August 8, 2022.

The Offering Circular has not been declared effective by the Commission and no securities have been sold under the offering the Offering Circular amends and shall not be until another offering circular amending said offering is qualified. The Company is withdrawing the Offering Circular to set with certainty the number of qualified shares of common stock that may be issued under this offering.

Please contact Milan Saha Esq, counsel to the Company, at (646) 397-9056 if you have any questions or concerns regarding this matter.

Very truly yours,

Nitches, Inc.

By: /s/ John Morgan

Name: John Morgan

Title: Chief Executive Officer and Director